November 20, 2024

FILED VIA EDGAR

Mr. Aaron Brodsky

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Registrant”) File Nos. 333-206600 and 811-23078

Dear Mr. Brodsky:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff”) during a telephone conversation on October 25, 2024, with respect to Post-Effective Amendment No. 88 and Amendment No. 90 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).

The Registration Statement was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on September 13, 2024, to register shares of the Virtus SEIX AAA Private Credit CLO ETF (the “Fund”). The Registrant will file a Post-Effective Amendment pursuant to Rule 485(b) under the Securities Act prior to or upon the Fund’s effectiveness to (i) reflect revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the Registration Statement.

Set forth below are the Staff’s comments and the Registrant’s responses thereto. Capitalized terms used and not defined herein have the meaning given to them in the Registration Statement.

Prospectus

Fees and Expenses of the Fund

Comment 1: Please provide a completed fee table and, if appropriate, include a line item for acquired fund fees and expenses.

Response: The completed fee table and expense example were provided supplementally to the Staff via email on November 20, 2024.

The Registrant confirms that it has considered whether an AFFE line item is required based on the Fund’s estimated acquired fund fees and expenses for the first year of operations and determined that this line item is not required.

Principal Investment Strategy

Comment 2: Please revise the disclosure so that the Fund has an 80% policy that incorporates “AAA” ratings and “Private Credit CLO.”

Response: In response to the Staff’s comment, the Registrant has made the following changes to the first paragraph under the Principal Investment Strategy section as follows:

The Fund invests, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in private credit collateralized loan obligations (“Private Credit CLOs”) that, at the time of acquisition, are either rated AAA by at least one nationally recognized statistical rating organization (“NRSRO”), such as S&P Global Ratings (“S&P”), Fitch Ratings, Inc. (“Fitch”) or Moody’s Investors Service, Inc. (“Moody’s”), or, if unrated, determined by Seix Investment Advisors (“Seix”) , a division of Virtus Fixed Income Advisers, LLC, the Fund’s sub-adviser, to be of comparable quality. ~~in which the majority of each such CLO consists of a pool of loans to private companies.~~ After purchase, a Private Credit CLO may have its rating reduced below the minimum rating required by the Fund for purchase. In such cases, the Fund will consider whether to continue to hold the Private Credit CLO. The Fund may temporarily deviate from the 80% policy while deploying new capital as the result of cash creation or redemption activity, or during unusual market conditions, or highly unusual markets, such as a downgrade in the rating of one or more securities.

Comment 3: The disclosure on page 3 indicates that the Fund will be investing more than 80% in Private Credit CLOs. Given the liquidity profile of these investments, supplementally explain how these investments are appropriate for the open-end structure. The response should include: i) information concerning the relevant factors referenced in the release adopting 22e-4 of the 1940 Act; ii) market data on the liquidity of Private Credit CLOs and how its changed over times; iii) an analysis of how the liquidity of Private Credit CLOs compare to other CLOs; iv) supplemental explanation of how the Fund's intended investments are intended to differ from other ETFs that invest 80% of assets in CLOs; and v) an explanation of any discussion that the Fund has had with Authorized Participants and Market Makers regarding their ability to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund's market price in line with its NAV.

Response: The Registrant believes that the Fund’s investment strategy to invest in AAA rated private credit CLOs and the anticipated liquidity of portfolio investments, during both normal and reasonably foreseeable stressed conditions, is appropriate for an open-end fund because of the liquid nature of the investments. The Adviser, with assistance from the Fund’s sub-adviser, has analyzed the liquidity of private credit CLOs as an asset class. This review included an evaluation of the Fund’s compliance with both Rule 22e-4 and the liquidity risk management program (“Program”). In reviewing the Fund’s potential investments in AAA rated private credit CLO debt, the Adviser considered a variety of factors in accordance with its Program, including among other things: the existence of an active market for AAA rated private credit CLO debt, including the number, diversity, and quality of market participants; the frequency of trades or quotes for AAA rated private credit CLO debt and average daily trading volume of the asset class; volatility of trading prices for the asset class; anticipated bid-ask spreads for the asset class; a consideration of the structure of AAA rated private credit CLO debt; the ability to trade the asset class and any potential restrictions on trading or limitations on transfer of AAA rated private credit CLO debt; the anticipated size of the Fund’s position in AAA rated private credit CLO debt relative to the asset class’s historic trading volume. Registrant also took into account the sub-adviser’s past experience in trading the asset class.

Registrant notes that the market for private credit CLOs is continuously growing. As noted in the chart below, annual volumes in 2023, for example, has exceeded $25 billion, which has demonstrated growth from prior years.

Moreover, year to date in 2024, private credit CLO issuance has reached $42.9 billion, comprising 19% of new CLO issuance. The sub-adviser believes that this indicates that the investor base for this product is much higher as a percentage of the overall CLO market. Also, there are active trading desks making markets in private credit CLOs, resulting in liquidity in this segment of the CLO market. Notwithstanding the growing private credit CLO market, the Registrant believes that the overlap of the Fund’s investments with other ETFs that invest in traditional CLOs will be low. Authorized Participants and Market Makers have expressed no concerns with maintaining a market in these securities.

Comment 4: Please disclose the extent to which the CLOs will consist of private credit loans to public companies.

Response: The Registrant anticipates that the Fund will not invest in CLOs that consist of private credit loans to public companies.

Comment 5: Please disclose how the Fund is defining private credit and private credit CLO for purposes of the Fund's name and 80% policy. Please add disclosure clarifying the source of the loan underlying the private credit CLO.

Response: In response to the Staff’s comment, the Registrant has made the following changes to the second paragraph under the Principal Investment Strategy section as follows:

A CLO is a type of asset backed security supported by interest and principal payments generated from a pool of loans, which may include, among others, U.S. and non-U.S. senior secured loans and subordinated corporate loans and privately placed loans. Private credit is funding that is lent to private companies through a loan that is not sourced from public markets (such as proceeds raised from the sale of listed equities and publicly traded bonds), nor sourced from traditional financial institutions (such as banks). A Private Credit CLO is a CLO backed by underlying loans that are primarily (i.e., at least 80%) private credit. The underlying loan may be of any size, including loans to middle market companies, which the sub-adviser defines as companies with annual earnings before interest, taxes, depreciation and amortization, or EBITDA, of $10 million to $1 billion at the time of investment.

Comment 6: The Fund's name includes the term Private Credit CLO, which denotes a type of investment, however, the Fund's 80% policy is to invest in CLOs "in which the majority of each such CLO consists of a pool of loans to private companies." Please supplementally explain how this complies with the names rule if the CLOs only consist of a majority of CLOs to private companies.

Response: The Fund confirms that it will invest at least 80% of its net assets in private credit CLOs that are rated AAA. For the definition of private credit and private credit CLO, please see response to Comment 5.

Principal Risks

Comment 7: The Fund may invest up to 20% of its net assets (plus the amount of any borrowings for investment purposes) in, among other things, CLOs holding broadly syndicated loans. Please clarify whether broadly syndicated loans are referring to loans issued by banks.

Response: Broadly syndicated loans typically include loans issued by banks. The Registrant respectfully acknowledges the comment; however, the Registrant believes no clarifying changes are necessary.

Comment 8: The Fund may invest up to 20% of its net assets (plus the amount of any borrowings for investment purposes) in, among other things, senior loans and high yield bonds. Please address any risks in investing in these instruments to the extent that they are not already covered.

Response: In response to the Staff’s comment, the Registrant added Senior Loan and High Yield Bond risk disclosure to the Principal Risks section as follows:

Senior Loan Risk. The risks of investing in senior loans are similar to the risks of investing in junk bonds, although the senior loans in which the Fund invests are typically senior and secured, whereas junk bonds often are subordinated and unsecured. In addition, investments in senior loans may be subject to restrictions on resale, may be less liquid and may trade infrequently on the secondary market. Senior loans settle on a delayed basis; thus, sale proceeds may not be available to meet redemptions for a substantial period of time after the sale of the loan.

High Yield Bond Risk. There is a greater risk of issuer default, less liquidity, and increased price volatility related to high yield securities (commonly referred to as ‘junk bonds”) than investment grade securities.

Comment 9: Please disclose in Item 4 or 9 disclosure whether the loans underlying the CLOs are unrated, privately rated or otherwise.

Response: Generally, the underlying loans in private credit CLOs have ratings from at least one rating agency. In response to the Staff’s comment, the Registrant has revised the Item 4 disclosure as follows:

CLO Risk. The risks of investing in CLOs include both the economic risks of the underlying loans, which are rated below investment grade (i.e., junk bonds), combined with the risks associated with the CLO structure governing the priority of payments. The degree of such risk will generally correspond to the specific tranche in which the Fund is invested. The Fund intends to invest ~~primarily~~ in the rated debt tranches of CLOs; however, any such ratings do not constitute a guarantee, may be downgraded, and in stressed market environments it is possible that even senior CLO tranches could experience losses due to actual defaults, increased sensitivity to defaults due to collateral default and the disappearance of the subordinated/equity tranches, market anticipation of defaults, as well as negative market sentiment with respect to CLO securities as an asset class. The Sub-Adviser may not be able to accurately predict how specific CLOs or the portfolio of underlying loans for such CLOs will react to changes or stresses in the market, including changes in interest rates. Generally, the underlying loans in private credit CLOs have ratings from at least one rating agency. The most common risks associated with investing in CLOs are liquidity risk, interest rate risk, credit risk, prepayment risk, and the risk of default of the underlying asset, among others.

Comment 10: Please supplementally explain how the sub-adviser will determine if a majority of loans in a CLO will be issued to private companies, including how transparent the information is or difficult to ascertain.

Response: The Registrant confirms that the sub-adviser will receive reports of the underlying holdings of the CLOs.

Comment 11: Please supplementally explain whether the sub-adviser will have access to credit ratings of loans to private companies included in the CLO. If not, how accurately can the sub-adviser determine that 80% of the Fund’s portfolio will be invested in AAA rated securities.

Response: The Registrant notes that the Fund will purchase Private Credit CLOs that are rated AAA, however the underlying loans will be below investment grade, ranging from BB to CCC rated. The recent amendments (“Amendments”) to Rule 35d-1 of the 1940 do not require the Fund to look through to the CLOs’ underlying holdings for purposes of the Fund’s 80% investment policy.

Under the Amendments, a fund’s name is misleading if the name includes, in relevant part, terms suggesting that a fund focuses its investments in issuers who have, particular characteristics or a particular type of investment or investments unless the fund adopts a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments in accordance with the investment focus that the fund’s name suggests. The name of the Fund contains both a particular type of investment (private credit CLO) and particular characteristics (AAA). Accordingly, the Registrant has drafted the Fund’s 80% policy to state that the Fund will invest 80% of its net assets in Private Credit CLOs that are either rated AAA by at least one nationally recognized statistical rating organization, such as S&P Global Ratings, Fitch Ratings, Inc. or Moody’s Investors Service, Inc., or, if unrated, determined by the Fund’s sub-adviser, to be of comparable quality.

Comment 12: The Registrant states that the “Fund may temporarily deviate from the 80% policy while deploying new capital as the result of cash creation or redemption activity, or during unusual market conditions, or highly unusual market.” Please define unusual market condition or highly unusual market.

Response: In response to the Staff’s comment, the Registrant has made the following changes to disclosure:

The Fund may temporarily deviate from the 80% policy while deploying new capital as the result of cash creation or redemption activity, or during unusual market conditions, or highly unusual markets, such as a downgrade in the rating of one or more securities.

Comment 13: Please confirm supplementally that any sector focus is consistent with the Fund's policy to not concentrate.

Response: The Registrant confirms that any sector focus will be consistent with the Fund’s policy to not concentrate.

Comment 14: Within Principal Risks – CLO Risk, the Fund discloses that it “intends to invest primarily in the rated debt tranches of CLOs.” The disclosure says primarily, but it should say 80% in compliance with the names rule.

Response: Please see Registrant’s response to Comment 9; the word primarily has been deleted.

Comment 15: Within Principal Risks – Debt Securities Risk, the Registrant includes disclosure on the risk of investing in variable- and floating-rate debt obligations. Please add the investments to the Principal Investment Strategy section if part of the Fund's principal investment strategy.

Response: In response to the Staff’s comment, the Registrant has made the following changes to the fourth paragraph under the Principal Investment Strategy section:

The Fund may invest up to 20% of its net assets (plus the amount of any borrowings for investment purposes) in senior loans, CLOs holding broadly syndicated loans, variable- and floating-rate debt obligations, exchange traded funds, high yield bonds (i.e., junk bonds), investment grade bonds and cash. The Fund will not invest more than 10% of its net assets (plus the amount of any borrowings for investment purposes) in any single CLO. The Fund may purchase CLOs both in the primary and secondary markets.

Comment 16: Within Principal Risks – Debt Securities Risk -- Interest Rate Risk, the Registrant states that the “Fund may be subject to a greater risk of rising interest rates due to inflationary trends and the effect of government fiscal and monetary policy initiatives and resulting market reaction to those initiatives.” Please revise this statement, as it no longer appears to be accurate.

Response: In response to the Staff’s comment, the Registrant has made the following changes to the disclosure:

Interest Rate Risk. As interest rates decrease, issuers of the underlying loan obligations may refinance any floating rate loans, which will result in a reduction in the principal value of the CLO’s portfolio and require the CLO to reinvest cash at an inopportune time. Conversely, as interest rates rise, borrowers with floating rate loans may experience difficulty in making payments, resulting in delinquencies and defaults, which will result in a reduction in cash flow to the CLO and the CLO investors, including the Fund. An increase in interest rates may cause the value of fixed-income securities held by the Fund to decline. ~~The Fund may be subject to a greater risk of rising interest rates due to inflationary trends and the effect of government fiscal and monetary policy initiatives and resulting market reaction to those initiatives.~~ Interest rate changes are influenced by a number of factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply of and demand for bonds.

Comment 17: Within Principal Risks -- Covenant Lite Loans Risks, the Registrant includes risk disclosure on covenant lite loans. Please add the investments to the Principal Investment Strategy section if part of the Fund's principal investment strategy.

Response: The Registrant respectfully acknowledges the comment; however, the Registrant declines to add disclosure on covenant lite loans in the Principal Investment Strategy section because such securities are not part of the Fund’s principal investment strategy.

Comment 18: Within Principal Risks -- Collateralized Loan Obligations Leveraging Risk, the Registrant includes disclosure on leverage. Please add the investments to the Principal Investment Strategy section if part of the Fund's principal investment strategy.

Response: The Registrant respectfully acknowledges the comment; however, the Registrant declines to add disclosure on leverage in the Principal Investment Strategy section because it is not part of the Fund’s principal investment strategy.

Comment 19: Please clarify whether the Fund will invest in junk bonds.

Response: Please see Registrant’s response to Comment 15; the words junk bonds have been added to the Principal Investment Strategy section.

Comment 20: Within Principal Risks – Middle Market Loan Risk, the Registrant includes disclosure on middle market companies. Please add the investments to the Principal Investment Strategy section if part of the Fund's principal investment strategy.

Response: In response to the Staff’s comment, the Registrant has made the following changes to the second and third paragraphs under the Principal Investment Strategy section:

A CLO is a type of asset backed security supported by interest and principal payments generated from a pool of loans, which may include, among others, U.S. and non-U.S. senior secured loans and subordinated corporate loans and privately placed loans. Private credit is funding that is lent to private companies through a loan that is not sourced from public markets (such as proceeds raised from the sale of listed equities and publicly traded bonds), nor sourced from traditional financial institutions (such as banks). A Private Credit CLO is a CLO backed by underlying loans that are primarily (i.e., at least 80%) private credit. The underlying loan may be of any size, including loans to middle market companies, which the sub-adviser defines as companies with annual earnings before interest, taxes, depreciation and amortization, or EBITDA, of $10 million to $1 billion at the time of investment. ~~that are privately-owned and do not issue equity securities in the public markets. Additionally, the Fund will consider a private credit CLO to consist of a majority of private companies in instances where a majority of the total companies within the CLO are private or where the majority to total loan amounts within the CLO are issued to private companies.~~

Comment 21: If middle market companies is added to the Principal Investment Strategy section, please disclose how the Fund is defining middle market company. Please also disclose whether the Fund will invest in CLOs based on loans to companies other than middle market companies including the nature of the loans.

Response: Please see response to Comment 20. The Fund will invest in CLOs consisting of loans of any size.

Comment 22: Please add risk disclosure specific to Private Credit CLOs

Response: In response to the Staff’s comment, the Registrant has made the following changes to disclosure in the Principal Risks section:

Risks of Investing in Private Credit CLOs. There are certain risks inherent in investing in CLOs that provide exposure to private credit, in particular the risks of their underlying investments, which include liquidity risk, industry risk, foreign security risk, currency risk, valuation risk and credit risk. Private credit securities also carry risks associated with unclear ownership and market access constraints.

Comment 23: Within Principal Risks – Interest Rate Risk, the Registrant states that the “Risks associated with rising interest rates are heightened under current market conditions given that the U.S. Federal Reserve has raised interest rates from historically low levels and may continue to raise interest rates.” Please revise this statement, as it no longer appears to be accurate.

Response: In response to the Staff’s comment, the Registrant has made the following changes to the disclosure:

Interest Rate Risk. During periods of very low or negative interest rates, the Fund may be unable to maintain positive returns or pay dividends to Fund shareholders. Very low or negative interest rates may magnify interest rate risk. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, result in heightened market volatility and detract from the Fund’s performance to the extent the Fund is exposed to such interest rates. Additionally, under certain market conditions in which interest rates are low and the market prices for portfolio securities have increased, the Fund may have a very low, or even negative yield. A low or negative yield would cause the Fund to lose money in certain conditions and over certain time periods. ~~Risks associated with rising interest rates are heightened under current market conditions given that the U.S. Federal Reserve has raised interest rates from historically low levels and may continue to raise interest rates.~~ In addition, changes in monetary policy may exacerbate the risks associated with changing interest rates. An increase in interest rates will generally cause the value of securities held by the Fund to decline, may lead to heightened volatility in the fixed-income markets and may adversely affect the liquidity of certain fixed-income investments, including those held by the Fund. Because rates on certain floating rate debt securities typically reset only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the net asset value of the Fund to the extent that it invests in floating rate debt securities. The historically low interest rate environment in recent years heightens the risks associated with rising interest rates.

Comment 24: Within Principal Risks – Newly Issued Securities Risk, the Registrant includes disclosure on the risk of investing in newly issued securities. Please include a discussion of such investments in the Principal Investment Strategy section if part of the Fund's principal investment strategy.

Response: The Registrant respectfully acknowledges the comment; however, the Registrant declines to add newly issued securities disclosure in the Principal Investment Strategy section because such securities are not part of the Fund’s principal investment strategy.

Comment 25: Please address the following three structural ETF risks to the extent applicable: 1) Disclose that an active trading market for shares of the Fund may not be developed or maintained. Please also note that in times of market stress market makers or aps may step away, which could lead to wider bid-ask spreads and variances between market price and the underlying market price of shares; 2) Please disclose that where all or a portion of the Fund’s underlying securities trade in a market that is close in which the market of the Fund shares are listed, there may be changes between the last close from the close in the foreign market and the value of the security during the Fund trading date. Please note that this could lead to the difference between the Fund market price and underly market price of shares; 3) Please disclose in stressed market conditions, the market for an ETF share may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying holdings. Please note this could leading to wider bid-ask spreads and differences in market price.

Response: In response to the Staff’s comment, the Registrant added the disclosure regarding structural ETF risks:

●	No Assurance of Active Trading Market Risk. Although the Shares in the Fund are approved for listing on the Exchange, there can be no assurance that an active trading market will develop and be maintained for the Shares of the Fund. In times of market stress, market makers or Authorized Participants may step away from their respective roles in making a market in the Fund’s Shares, which could lead to wider bid/ask spreads and variances between the market price of the Fund’s Shares and their underlying value.

●	Fund Shares Liquidity Risk. In stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings, which can result in wider bid/ask spreads and differences between the ETF’s NAV and market price.

Comment 26: Please supplementally provide the performance benchmark to be used by the Fund once it presents performance in the prospectus.

Response: The Registrant confirms that the Fund’s regulatory, broad-based benchmark will be the Bloomberg Aggregate Bond Index and its style-specific benchmark will be the JP Morgan CLOIE AAA Total Return Index (USD).

Comment 27: Within Principal Risks - Collateralized Loan Obligations Leveraging Risk, please add risk disclosure that it may take more than 7 days for transactions in leverage loans to settle, which means it could take a significant amount of time for the Fund to receive sales proceeds with respect to sales of leveraged loans. Please also address how the Fund intends to meet short term liquidity needs which may arise as a result of this lengthy settlement period.

Response: The Registrant acknowledges the Staff’s comments but declines to add additional risk disclosure here; disclosure on settlement risks is included within Principal Risks -- Senior Loan Risk, as added in response to Comment 8. The Fund currently intends to address short-term liquidity needs through its holdings in cash and cash raised through the sale of liquid investments.

Statement of Additional Information

OTHER INVESTMENT POLICIES

Comment 28: Please briefly describe any borrowing, if any, in item 4 of the Prospectus.

Response: The Registrant notes that the Fund does not expect to borrow and respectfully declines to make changes in response to this comment.

Comment 29: Within Other Investment Policies – Derivative Instruments, please update the disclosure on the requirements for posting of initial margin.

Response: In response to the Staff’s comment, the Registrant has made the following changes to the disclosure:

Legal and regulatory changes may substantially affect over-the-counter (“OTC”) derivatives markets, and such changes may impact the Fund’s use of such instruments. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 (the “Dodd-Frank Act”), provides for the regulation of the derivatives market, including clearing, margin, reporting and registration requirements. Under the Dodd-Frank Act, certain derivatives are subject to margin requirements and swap dealers are required to collect margin from a fund with respect to such derivatives. Specifically, these regulations require swap dealers to post and collect variation margin (comprised of specified liquid instruments and subject to a required haircut) in connection with trading of OTC swaps with a fund. Shares of investment companies (other than certain money market funds) may not be posted as collateral under these regulations. Requirements for posting of initial margin in connection with OTC swaps have been adopted ~~and are being phased-in over time~~.

Comment 30: Within Other Investment Policies – Derivative Instruments -- Limitations on Purchase and Sale of Futures Contracts, please delete references to bona fide hedging because a market participant, such as the Fund, that is not an end user of physical commodities is unlikely to be engaged in transactions that qualify as bona fid hedging.

Response: In response to the Staff’s comment, the Registrant has made the following changes to the disclosure:

In general, the Fund will not purchase or sell futures contracts unless ~~either (i) the futures contracts are purchased for "bona fide hedging" purposes (as defined under the CFTC regulations); or (ii) if purchased for other purposes,~~ (A) the sum of the amounts of initial margin deposits and premiums required to establish such positions on the Fund’s existing futures would not exceed 5% of the liquidation value of the Fund’s portfolio or (B) the aggregate net notional value of commodity futures, commodity options contracts, or swaps positions determined at the time the most recent position was established does not exceed 100% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and unrealized losses on any such positions it has entered into.

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We respectfully acknowledge that the Staff may have follow up questions. If you have any further comments or questions, please contact me at 860-503-1285 or by email at daphne.chisolm@virtus.com. Thank you for your attention to these matters.

Sincerely,

/s/ Daphne Chisolm

Daphne Chisolm